Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

Dated December 6, 2016

(To Prospectus dated July 8, 2016, as supplemented by the

Preliminary Prospectus Supplement dated December 5, 2016)

Registration Statement No. 333-212317

Asure Software, Inc.

1,695,000 Shares of Common Stock

Final Term Sheet

Issuer:	Asure Software, Inc. (the “Company”)

Security:	Common stock, par value $0.01

Size:	1,695,000 shares of common stock

Over-allotment Option:	254,250 additional shares of common stock

Trade Date:	December 6, 2016

Settlement date:	December 9, 2016

Common Stock Outstanding After the Offering:

8,245,531 shares of common stock, based upon 6,550,531 shares of common stock outstanding as of December 2, 2016. This number of shares excludes the following:

•                  460,974 shares of our common stock issuable upon the exercise of stock options outstanding as of December 2, 2016 at a weighted average exercise price of $5.46 per share;

•                  371,564 shares of our common stock available for future issuance as of December 2, 2016 under the Company’s 2009 Equity Plan; and

•                  225,000 shares of common stock available for future issuance as of December 2, 2016, under the Company’s employee stock purchase plan, which is subject to stockholder approval.

Public Offering Price:	$8.00 per share

Underwriting Discounts and Commissions:	$0.48 per share

Net Proceeds to the Company:	$12,446,400 (after deducting the underwriters’ discounts and commissions and estimated offering expenses payable by the Company)

Listing:	The shares of common stock are listed on the Nasdaq Capital Market under the symbol “ASUR”

Sole Book-Running Manager:	Roth Capital Partners, LLC

Co-Managers:	Barrington Research Associates, Inc. Lake Street Capital Markets, LLC Northland Securities, Inc. Wunderlich Securities, Inc.

Certain of our directors and officers and entities affiliated with such persons have indicated an interest in purchasing up to an aggregate of approximately 215,000 shares of our common stock in this offering on the same terms as those offered to the public.

The Company has filed a registration statement on Form S-3 (including a prospectus), which became effective on July 8, 2016, and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and the other documents the Company has filed with the SEC for more complete information about the Company and the offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request them by calling toll-free at (800) 678-9147 or by sending a request via email to rothecm@roth.com.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2016:

•                                          on an actual basis; and

•                                          on an as adjusted basis to reflect the sale of 1,695,000 shares of common stock in this offering at the public offering price of $8.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and the proposed use of the net proceeds, and assuming no exercise by the underwriters of their over-allotment option.

You should read this table along with the “Use of Proceeds” section included in this prospectus supplement and our consolidated financial statements and related notes incorporated by reference in this prospectus supplement and the accompanying prospectus.

	September 30, 2016
	Actual	As Adjusted
	(unaudited)	(unaudited)
	(in thousands, except share and per share amounts)

Cash and Cash Equivalents	$289	$9,735

Long-Term Liabilities:
Deferred revenue	$844	$844
Notes payable, net of debt issuance cost	25,464	22,464
Other liabilities	315	315
Total long-term liabilities	$26,623	$23,623

Stockholders’ Equity:
Preferred stock, $0.01 par value per share, 1,500,000 shares authorized, 0 shares issued and outstanding	—	—
Common stock, $0.01 par value per share, 11,000,000 shares authorized,6,915,757 shares issued and 6,531,596 shares outstanding as of September 30, 2016 and 8,610,755 shares issued and 8,226,596 shares outstanding as adjusted	$69	$86
Treasury stock at cost, 384,161 shares	(5,017)	$(5,017)
Additional paid-in-capital	280,374	292,803
Accumulated deficit	(272,006)	(272,006)
Accumulated other comprehensive income	64	64
Total Stockholders’ Equity	3,484	15,930
Total Capitalization	$30,107	$39,553

The number of shares of common stock outstanding in the table above excludes:

•                  452,377 shares of common stock issuable upon the exercise of stock options outstanding as of September 30, 2016 at a weighted average exercise price of $5.44;

•                  399,096 shares of our common stock available for future issuance as of September 30, 2016 under our 2009 Equity Plan; and

•                  225,000 shares of our common stock available for future issuance as of September 30, 2016 under our employee stock purchase plan, which is subject to stockholder approval.

DILUTION

If you purchase our common stock in this offering, you will experience immediate dilution to the extent of the difference between the public offering price per share you pay in this offering and the net tangible book value (deficit) per share of our common stock immediately after this offering. We calculate net tangible book value (deficit) per share by subtracting total liabilities from our total tangible assets and dividing the difference by the number of shares of common stock outstanding.

Our net tangible book value (deficit) as of September 30, 2016 was approximately $(35,557,700), or $(5.44) per share of common stock. After giving effect to the sale in this offering of 1,695,000 shares at a public offering price of $8.00 per share, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value (deficit) as of September 30, 2016 would have been approximately $(23,111,300), or approximately $(2.81) per share. This represents an immediate increase in net tangible book value of approximately $2.63 per share to existing stockholders and an immediate dilution of approximately $10.81 per share to new investors. The following table illustrates the dilution to new investors on a per share basis, assuming the underwriters do not exercise their over-allotment option:

Offering price per share		$8.00
Net tangible book value (deficit) per share as of September 30, 2016	$(5.44)
Increase per share attributable to this offering	$2.63
As adjusted net tangible book value (deficit) per share as of September 30, 2016 after giving effect to this offering		$(2.81)
Dilution per share to new investors participating in this offering		$10.81

If the underwriters exercise in full their option to purchase 254,250 additional shares from us, the as adjusted net tangible book value per share after this offering would be $(2.50) per share, the increase in net tangible book value per share to existing stockholders would be $2.94 per share and the dilution to new investors purchasing shares in this offering would be $10.50 per share.

The above discussion and table are based on 6,531,596 shares of common stock outstanding as of September 30, 2016 and excludes:

•                                          452,377 shares of common stock issuable upon the exercise of stock options outstanding as of September 30, 2016 at a weighted average exercise price of $5.44;

•                                          399,096 shares of our common stock available for future issuance as of September 30, 2016 under our 2009 Equity Plan; and

•                                          225,000 shares of our common stock available for future issuance as of September 30, 2016 under our employee stock purchase plan, which is subject to stockholder approval.

To the extent that additional shares are issued pursuant to the foregoing, investors purchasing our common stock in this offering will experience further dilution.